July 20, 2006

Molecular Pharmacology (USA) Limited
8721 Santa Monica Boulevard
Los Angeles, California 90069-4507

To Whom it May Concern:

I, Ian Downs, hereby tender my resignation effective on the close of business, July 20, 2006 as a Director, President, Chief Executive Officer, Chief Financial Officer, Corporate Secretary from any other office position I may hold in Molecular Pharmacology (USA) Limited.

My resignation is not due to any disagreement with Molecular Pharmacology (USA) Limited. on any matter related to its operations, policies or practices but instead is for personal reasons.

Yours very truly,

/s/ Ian Downs

Per:
        Ian Downs